Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

February 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Kibum Park David Link
Ameen Hamady Jennifer Monick

Re:	Genesis Growth Tech Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 15, 2023
File No. 001-41138

Ladies and Gentlemen:

On behalf of Genesis Growth Tech Acquisition Corp. (the “Company”), we are hereby responding to the letter dated January 12, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A Filed December 15, 2023 File No. 001-41138 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is filing amendment No.1 to the Proxy Statement (the “Amended Proxy Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed December 15, 2023 General

1.	We note the Company entered into the Contribution and Business Combination Agreement to acquire a portfolio of patents acquired by Genesis Sponsor and assumed the obligation to pay MindMaze Group SA a purchase price of $21 million related to such acquired patents. Please address the following:

●	Please tell us if you determined the acquired patents to be a business under Rule 11-01(d) of Regulation S-X. Within your response, please tell us how you made that determination.

RESPONSE: The Company acknowledges the Staff’s comment. The Company determined the Contributed Assets to be an asset and not a business under Rule 11-01(d). Set forth below is the Company’s analysis of the criteria in Rule 11-01(d) in connection with the acquisition of the Contributed Assets.

In addressing the first criteria, “Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction,” the Company submits that there was no “revenue-producing activity “of the Contributed Assets prior to the transaction as MindMaze had indicated to Mr. Perez that the Contributed Assets fall outside the scope of company strategy and had not yet been monetized in any way, by either MindMaze or by Genesis Sponsor.

In addressing the second criteria, “Whether any of the following attributes remain with the component after the transaction” the Company submits that:

●	no physical facilities will remain with the Contributed Assets after the transaction,

●	no employee base will remain with the Contributed Assets after the transaction,

●	no market distribution system will remain with the Contributed Assets after the transaction

●	no sales force will remain with the Contributed Assets after the transaction,

●	no customer base will remain with the Contributed Assets after the transaction,

●	there are no “operating” rights with respect to the Contributed Assets, although the Company acknowledges that that the nature of the Contributed Assets gives the owner thereof the right to exclude others from making, using, offering for sale, or selling the subject of the patent,

●	no production techniques will remain with the Contributed Assets after the transaction, and

●	no trade names will remain with the Contributed Assets after the transaction.

●	We note your disclosure that the Contribution and Business Combination Agreement will be accounted for as an asset acquisition pursuant to ASC 805. Please tell us how you made that determination.

RESPONSE: The Company acknowledges the Staff’s comment. The Company determined that the Contribution and Business Combination Agreement will be accounted for as an asset acquisition pursuant to ASC 805 after careful consideration of the following factors, among others:

In accordance with ASC 805-10-55-5C, the Company determined that substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets (i.e., a group of intangible assets in this case). As discussed in section 2.1 of the Contribution and Business Combination Agreement, the screen in this case is representative of the Patent Purchase Agreement (collectively, the “Contributed Assets”), which include a group of similar identifiable assets:

1. The MindMaze IP, including for the avoidance of doubt (i) all goodwill appurtenant thereto; and (ii) all of Sponsor’s right, title and interest in and to any and all causes of action and rights of recovery for past infringement or misappropriation of the MindMaze IP; and

2. The rights under all other Contracts that relate to the MindMaze IP

Furthermore, in accordance with ASC 805-10-55-5C, the Company considered and determined that the group of intangible assets identified above have significantly similar risks and characteristics.

●	Please tell us your consideration of the need to provide pro forma financial information in accordance with Article 11 of Regulation S-X for the acquisition.

RESPONSE: The Company respectfully refers the Staff to the analysis above and advises the Staff that since the Company concludes that the Contributed Assets are not a “business” under Rule 11-01(d) of Regulation S-X then no pro forma financial information is required under Article 11 of Regulation S-X for the acquisition of the Contributed Assets.

2.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE: The Company has added the requested disclosure to page 25 of the Amended Proxy Statement.

3.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

RESPONSE: The requested disclosure has been added to pages 17 and 18 of the Amended Proxy Statement.

4.	Please include a copy of the amended and restatement memorandum and articles of association of Genesis SPAC attached as Annex C.

RESPONSE: A copy of the amended and restatement memorandum and articles of association of Genesis SPAC is attached as Annex C to the Amended Proxy Statement.

5.	We note your disclosure on page 62 that the “full text of the written opinion” of KISSPatent is attached as Annex D. However, it appears that Annex D contains only the cover letter to the comprehensive patent valuation report which is part of the fairness opinion. Please include the full text of the fairness opinion as Annex D.

RESPONSE: The full text of the fairness opinion and the Valuation Report has been included as Annex D to the Amended Proxy Statement

6.	Please disclose whether Nomura Securities International, Inc., the underwriter of your initial public offering, assisted in the preparation or review of any materials reviewed by your board of directors or management as part of their services to Genesis Sponsor and whether Nomura Securities International, Inc. has withdrawn its association with those materials and notified you of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that Nomura Securities International, Inc.’s resignation indicates it is not willing to have the liability associated with such work in this transaction.

RESPONSE: The Company has added the requested disclosure to page 63 of the Amended Proxy Statement.

7.	Please revise your proxy statement to fill in all known information in the relevant blanks.

RESPONSE: The Company has revised the proxy statement to fill in all known information in the relevant blanks.

8.	Please provide more clarity in the beginning of your disclosure to address past reductions in the amounts available in the trust account due to shareholder redemptions in connection with previous time extensions to complete the initial business combination.

RESPONSE: The Company has added a Q&A responsive to this comment at page 13 of the Amended Proxy Statement.

9.	Please expand your disclosure regarding the sponsor’s ownership interest in Genesis Sponsor. Disclose the approximate dollar value of the sponsor’s interest based on the transaction value determined.

RESPONSE: The Company respectfully advises the Staff that the Mr. Eyal Perez owns 100% of Genesis Sponsor and Genesis Sponsor owns 100% of the Contributed Assets. In addition, Genesis Sponsor owns 91.3% of Genesis SPAC. The Company has disclosed the approximate dollar value of the sponsor’s interest based on the transaction value determined on pages 27, 70 and 83 of the Amended Proxy Statement.

10.	We understand the sponsor may receive additional securities pursuant to an anti-dilution adjustment based on the company obtaining additional financing activities. Please quantify the number and value of securities the sponsor will receive to the extent possible. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the potential dilution to public stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the company obtaining additional financing activities.

Cover page

11.	Please disclose the current balance of the Trust Account here and elsewhere in the document.

RESPONSE: The Company has revised the proxy statement to disclose the current balance of the Trust Account on the cover page and throughout the document.

12.	Please expand your disclosure to state that a copy of the Patent Purchase Agreement is attached as Annex B.

RESPONSE: The requested disclosure has been added on the cover page of the Amended Proxy Statement.

13.	We note that Genesis SPAC Public Shareholders may elect to redeem their shares even if they “vote for” the Business Combination Proposal. Please clarify whether they will have the opportunity to redeem their shares regardless of whether they abstain, vote for, or against, the Business Combination Proposal.

RESPONSE: The requested disclosure has been added on the cover page of the Amended Proxy Statement, to be consistent with the existing disclosure on page 16 of the proxy statement.

14.	We note that Genesis Sponsor and Genesis SPAC’s directors and officers have agreed to waive their redemption rights with respect to any Genesis SPAC Public Shares owned by them in connection with the consummation of the Business Combination. Please describe any consideration provided in exchange for this agreement.

RESPONSE: The requested disclosure has been added to the cover page and to the Q&A section of the Amended Proxy Statement.

15.	Please disclose that the Post-Combination Company will be engaged in the business of commercializing the Contributed Assets.

RESPONSE: The requested disclosure has been added on the cover page and to the Q&A section of the Amended Proxy Statement.

16.	We note in the Letter to Shareholders that the Sponsor owns approximately 91% of the outstanding ordinary shares. Please revise to indicate that the Sponsor owns enough shares to ensure that the business combination will be approved. Also address this in the Question and Answers section on page 9.

RESPONSE: The requested disclosure has been added to the Letter to Shareholders and to the Q&A section of the Amended Proxy Statement.

What is the impact on relative share ownership if a substantial number of..., page 12

17.	We note your sensitivity analysis showing a range of redemption scenarios. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Also address the possible dilution from any potential financings in connection with the business combination. Moreover, please revise to provide the footnotes since we note that your sensitivity analysis contains footnote superscript numbers.

RESPONSE: The Company has revised the disclosure beginning on page 12 of the Amended Proxy Statement in response to the Staff’s comment.

Questions and What vote is required to approve the proposals presented..., page 13

18.	Please revise to indicate in this answer that the Sponsor holds 6,325,000 Class B ordinary shares (91% of the outstanding ordinary shares).

RESPONSE: The Company has added the relevant disclosure on page 15 of the Amended Proxy Statement.

What interest do Genesis Sponsor and Genesis SPAC’s current officers and directors..., page 15

19.	Please revise to describe and quantify the interests of the Sponsor and SPAC’s directors and officers that are different from, or in addition to, the interests of the SPAC public shareholders.

RESPONSE: The Company has added the requested disclosure on pages 27, 70 and 83 of the Amended Proxy Statement.

Summary, page 21

20.	Please revise your Summary section to include a section that addresses the material terms of the Patent Purchase Agreement between Genesis Sponsor and MindMaze Group SA. We specifically note a couple of provisions in the Patent Purchase Agreement that we believe need to be highlighted in your disclosure. We note that Section 4.3 grants a worldwide royalty-free license back to the seller. We additionally note that Section 4.4(a) provides revenue sharing where if the purchaser receives any revenue from any third party then the purchaser will pay MindMaze an amount equal to fifty percent (50%) of the gross amounts received. Finally, we note your statement on the cover page regarding the revenue sharing that “under the Patent Purchase Agreement … the obligation to share certain revenues with MindMaze….” Please revise your cover page statement to clarify that it is the purchaser’s obligation to share fifty percent (50%) of the gross amounts received under the Patent Purchase Agreement and clarify your statements throughout the document.

RESPONSE: The Company has added the requested disclosure on the cover page and on pages 4, 9, 11, 22, 62 and 73 of the Amended Proxy Statement.

21.	Please briefly clarify how Genesis SPAC will develop and commercialize the mask technology patent acquired from MindMaze. Briefly clarify what mask technology the seven issued patents and three pending patent applications cover.

RESPONSE: The Company has added the requested clarifying disclosure beginning on page 23 of the Amended Proxy Statement.

Genesis Sponsor, page 21

22.	We note that Mr. Perez “suggested a purchase and sale agreement between Genesis Sponsor and MindMaze, with the possibility that [he] could then separately work to incorporate the assets in a business combination with Genesis SPAC.” Please clarify whether Genesis Sponsor entered into the Patent Purchase Agreement with the intent to incorporate the acquired assets under the Patent Purchase Agreement in a business combination with Genesis SPAC. Moreover, please consider including a cross reference to “Information about Genesis Sponsor and the Contributed Assets and Obligations.”

RESPONSE: The Company has added clarifying language on page 64 of the Amended Proxy Statement and a cross-reference to the section indicated.

Interests of Genesis Sponsor and Genesis SPAC’s Directors and Officers, page 24

23.	We note your disclosure regarding conflicts of interest as they pertain to material interests in the transaction held by the sponsor and the company’s officers and directors. Please clarify, here and on page 62, how the board considered those conflicts in negotiating and recommending the business combination. Moreover, please disclose the number of independent directors in your board of directors.

RESPONSE: The Company has added the requested disclosure on pages 27, 70 and 84 of the Amended Proxy Statement.

24.	Please revise to place the financial conflicts of interest at the top of your list in this section. Also revise to indicate the current market value of the 6,325,000 founder shares and the 8,875,0000 private placement warrants. Additionally, also revise the “11.43 million” at risk figure, in your concluding paragraph in this section, to account for the current value of the founder shares and private placement warrants. Finally, revise your disclosure on page 62 as applicable.

RESPONSE: The Company has revised the disclosure on pages 27, 70 and 84 of the Amended Proxy Statement.

Risk Factors, page 30

25.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. In this regard, we note that warrants become exercisable 30 days after the completion of initial business combination, and that the Genesis SPAC Private Placement Warrants have terms and provisions that are identical to those of the Genesis SPAC Public Warrants, except that Genesis Sponsor has agreed not to transfer, assign or sell any of the Genesis SPAC Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of Genesis SPAC’s initial business combination. However, it appears that if Genesis SPAC enters into a warrant exchange agreement with Genesis Sponsor, the only the private placement warrants, but not the public warrants, will convert to Class A ordinary shares immediately prior to the closing of the Business Combination since a number of private placement warrants will be cancelled in full and, in consideration therefor, you will issue Class A ordinary shares to Genesis Sponsor on a private placement basis. Please revise or advise.

RESPONSE: The Company has added the requested disclosure to page 42 of the Amended Proxy Statement.

26.	Please highlight the material risks to public warrant holders and clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. In this regard, we note your disclosure on page 97 about the redemption of warrants when the price per Class A ordinary share equals or exceeds $18.

RESPONSE: The Company has added additional risk factors responsive to the comment at page 46 of the Amended Proxy Statement.

27.	We note that if the post-combination company does not pay the MindMaze Purchase Price by May 31, 2024, MindMaze will have the right to terminate the Patent Purchase Agreement and require you to return the Contributed Assets to MindMaze. Please clarify whether your obligation to pay $21 million will be completely discharged if the Contributed Assets are returned to MindMaze for failure to pay the Purchase Price by May 31, 2024.

RESPONSE: The Company has added clarifying language to pages 12 and 32 of the Amended Proxy Statement.

We may require additional capital in the future..., page 38

28.	Please revise your risk factor to also address the potential dilution effect on the Genesis SPAC shareholders from additional financing.

RESPONSE: The Company has clarified the disclosure on page 12 of the Amended Proxy Statement to indicate that no additional financing is expected prior to the consummation of the Business Combination, that the Company will require such financing in order to meet its obligation, in particular, the MindMaze Purchase Price, as well as the dilutive effect of the Warrant Exchange Agreement.

If the Business Combination’s benefits do not meet the expectations of investors..., page 47

29.	We note your cross-reference to “— Risks Related to Ownership of the Post- Combination Company Shares — The market price and trading volume of Post- Combination Company Shares may be volatile and could decline significantly following the Business Combination.” However, we do not see such a section in the document. Please advise or revise.

RESPONSE: The Company has corrected the cross-reference and added the relevant risk factor to page 51 of the Amended Proxy Statement.

Background of the Business Combination, page 58

30.	We note that you generated $253,000,000 in the initial public offering. Please disclose the number and percentage of shares that have been redeemed since the initial public offering.

RESPONSE: The requested disclosure has been added to page 64 of the Amended Proxy Statement.

The following chronology summarizes the key meeting and events..., page 59

31.	Revise to identify all individuals participating in the noted meetings and negotiations regarding the patent purchase agreement and Business Combination.

RESPONSE: The Company has added the requested clarifying disclosure beginning on page 64 of the Amended Proxy Statement.

32.	Please clarify whether there were any discussions prior to the August 18, 2023, conference call. Also address whether the $21 million purchase price for the contributed assets was ever negotiated between the parties. Also indicate if any type of initial terms were discussed and/or proposed before the $21 million purchase price.

RESPONSE: The Company has added the requested disclosure beginning on page 64 of the Amended Proxy Statement.

33.	Please clarify what part of its IP portfolio MindMaze was considering selling.

RESPONSE: The requested disclosure has been added to page 64 of the Amended Proxy Statement.

34.	Please revise to clarify if, and when, MindMaze retained any counsel to negotiate the Patent Purchase Agreement.

RESPONSE: The Company has added the requested disclosure to page 64 of the Amended Proxy Statement.

35.	Revise to address the discussions in more detail between September 4, 2023 receiving the initial draft of the Patent Purchase Agreement and the signing of the Patent Purchase Agreement on September 21, 2023.

RESPONSE: The Company has added the requested disclosure beginning on page 64 of the Amended Proxy Statement.

36.	Discuss the negotiations in more detail from October 18, 2023 until the parties reached an agreement on the details in the amended/final Patent Purchase Agreement.

RESPONSE: The Company has added the requested disclosure beginning on page 64 of the Amended Proxy Statement

37.	Revise to indicate when in November 2023 Genesis SPAC engaged KISSPatent to provide a fairness opinion. We note that KISSPatent delivered its signed fairness opinion to Genesis SPAC on November 17, 2023. Please revise to indicate what the fairness opinion stated.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has clarified the disclosure on page 64 to indicate that KISSPatent prepared the opinion and report as part of the usual and customary services that KISSPatent provides for MindMaze.

38.	Please revise to clarify when the Board of Genesis SPAC meet and approved the purchase of the final Patent Purchase Agreement. Also revise to indicate when the Genesis SPAC Board meet to give any input on the negotiation and amendment made to the Patent Purchase Agreement. Also address when the Board of Genesis SPAC meet and negotiated/approved the Business Combination transaction with Genesis Sponsor. Discuss the Board of Genesis SPAC meetings in detail. We specifically note the disclosure of the “financial analysis conducted by Genesis SPAC management team and reviewed by the Genesis SPAC Board supported the valuation of the Contributed Assets and Obligations”, “the Genesis SPAC Board considered the opinion delivered by KISSPatent Europe BV to the Genesis SPAC Board, as of the date of meeting of the Genesis SPAC Board approving the Agreement”, and ““the Genesis SPAC Board, including Genesis SPAC’s independent directors, with their outside counsel, reviewed and considered these interests.” We also note that the Business Combination Agreement between Genesis SPAC and Genesis Sponsor is dated November 20, 2023. Finally, address whether the KISSPatent fairness opinion indicated that the purchase price in the Patent Purchase Agreement in connection with the Business Combination was fair from a financial point of view to the Genesis SPAC’s shareholders. We may have additional comments.

RESPONSE: The Company has added the requested disclosure beginning on page 64 of the Amended Proxy Statement.

Genesis SPAC Board’s Reasons for Approval of the Business Combination, page 60

39.	Please revise to address any negative factors considered by the Genesis SPAC Board in its evaluation of the transaction with Genesis Sponsor.

RESPONSE: The Company added the requested disclosure on page 67 of the Amended Proxy Statement.

The Business Combination Foreign Private Issuer, page 65

40.	We note your disclosure on page 47 that “Genesis SPAC is a Cayman Islands exempted company and a foreign private issuer (for U.S. securities law purposes).” Please revise to disclose that you are already a foreign private issuer and will continue to be a foreign private issuer following the Business Combination.

RESPONSE: The Company added the requested disclosure on page 50 of the Amended Proxy Statement.

Management of Genesis SPAC and of the Post-Combination Company Directors and Officers, page 72

41.	Please revise to disclose that Eyal Perez is also the sole Manager and Managing Member of Genesis Sponsor.

RESPONSE: The Company added the requested disclosure on page 78 of the Amended Proxy Statement.

Conflicts of Interest, page 76

42.	We note disclosure about Eyal Perez’s fiduciary duties, contractual obligations or other material management relationship on page 78. Please revise to disclose whether he has any fiduciary duties, contractual obligations or other material management relationships to Genesis Sponsor as its sole Manager and Managing Member.

RESPONSE: The Company added the requested disclosure on page 85 of the Amended Proxy Statement.

Genesis SPAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 83

43.	We note that as a result of your public shareholders electing to exercise their redemption rights for approximately 99.6% of the public shares, it appears you will need to obtain additional financing to complete the initial Business Combination, in which case you may issue additional securities or incur debt in connection with such Business Combination. Please clarify whether such additional financials will involve PIPE transactions. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the Amended Proxy Statement to disclosure that the Company does not expect to receive any additional financing prior to the completion of the Business Combination, has had no discussions with any potential investors with respect thereto and expects that financing opportunities will become available to the Company after the closing. Related risk factor disclosure has been added at page 32 of the Amended Proxy Statement..

Information about Genesis Sponsor and the Contributed Assets and Obligations The Contributed Assets and Obligations, page 86

44.	Please disclose the patent expiration dates and expected expiration date for pending patent applications.

RESPONSE: The requested disclosure has been added to page 94 of the Amended Proxy Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP